SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	August, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                        No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 14, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders
4	Management’s Discussion and Analysis
4	1. Highlights
5	2. Introduction
6	3. About CAE
6	3.1 Who we are
6	3.2 Our vision
6	3.3 Our operations
10	4. Foreign exchange
11	5. Consolidated results
11	5.1 Results of our operations – first quarter of fiscal 2010
13	5.2 Restructuring
13	5.3 Consolidated orders and backlog
14	6. Results by segment
15	6.1 Civil segments
17	6.2 Military segments
19	7. Consolidated cash movements and liquidity
19	7.1 Consolidated cash movements
20	8. Consolidated financial position
20	8.1 Consolidated capital employed
21	9. Business acquisitions
22	10. Change in accounting standards
22	11. International financial reporting standards (IFRS) implementation
22	12. Controls and procedures
22	12.1 Evaluation of disclosure controls and procedures
23	13. Selected quarterly financial information
24	Consolidated Financial Statements
24	Consolidated balance sheets
25	Consolidated statements of earnings
26	Consolidated statements of changes in shareholders’ equity
27	Consolidated statements of comprehensive income (loss)
27	Consolidated statement of accumulated other comprehensive loss
28	Consolidated statements of cash flows
29	Notes to the Consolidated Financial Statements
29	Note 1 – Nature of operations and significant accounting policies
30	Note 2 – Changes in accounting policies
30	Note 3 – Business acquisitions
31	Note 4 – Investments in joint ventures
31	Note 5 – Debt facilities and interest expense, net
32	Note 6 – Accounts receivable
33	Note 7 – Inventories
33	Note 8 – Supplementary cash flows and earnings information
34	Note 9 – Government assistance
34	Note 10 – Employee future benefits
35	Note 11 – Restructuring charge
35	Note 12 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the first quarter ended June 30, 2009. Net earnings were $27.2 million ($0.11 per share), compared to $47.3 million ($0.19 per share) in the first quarter of last year. Excluding a restructuring charge of $27.2 million ($18.9 million after tax) recorded during the quarter, net earnings were $46.1 million ($0.18 per share). All financial information is in Canadian dollars.

Summary of consolidated results

Consolidated revenue this quarter was $383.0 million compared to $392.1 million last year.

First-quarter consolidated earnings before interest and taxes (EBIT) were $45.1 million, or 11.8% of revenue. EBIT before the restructuring charge was $72.3 million, or 18.9% of revenue.

“Our challenge during the first quarter was to successfully carry out a major global reorganization while maintaining the momentum of our business,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We have some more progress to make, but we are already beginning to see the benefits of our new structure, both in terms of ongoing cost savings and the improved way we interact with customers. The strength of our military business offset the softness in our civil business and we expect this to continue to help us as we move through the challenging aerospace cycle.”

Business highlights

A key tenet of our strategy has been the diversification between aerospace and defence; between the provision of products and services; and between the geographic markets we serve. Our financial results have shown resilience in the face of the aerospace downturn with our military segments contributing higher EBIT during the quarter, which has offset lower EBIT from our civil segments.

As previously announced, we introduced actions last May to size our business to current and expected market conditions and to better position CAE for the future. These actions have been concentrated in two phases involving a workforce reduction of approximately 700 employees and changes to our regional structure to improve the way we operate and to better serve our customers.

In our military segments we won orders of $193.5 million during the quarter including a C-130J Hercules transport aircraft simulator for the U.S. Air Force Special Operations Command and upgrades to MH-60 Seahawk helicopter trainers for the U.S. Navy. As well, we signed an agreement to perform major upgrades on CH-47 Chinook helicopter simulators used by the U.K. Royal Air Force.

In our civil segments we secured training and services contracts expected to produce revenues of approximately $58.7 million and we were awarded $90.7 million in contracts for six full-flight simulators (FFSs) from European and Middle Eastern customers, and from Bombardier, for developmental and prototype CSeries simulators. Also during the quarter, we increased the average number of RSEUs (Revenue Simulator Equivalent Units) in our global network to 130. As part of our reorganization, we combined the sales and support organizations from our two civil segments in order to provide customers with a unique and seamless portfolio of products and services.

At the end of the quarter we announced a $274 million risk-sharing program with the Quebec government relating to our research and development investments in markets like healthcare where we have already begun to apply CAE’s capabilities.

Also at the end of the quarter, we issued senior notes for C$15 million and US$105 million by way of a private placement. US$60 million was used to pay maturing notes and the balance of proceeds is for general corporate purposes. The notes bear an average term of 8.5 years and a 7.15 per cent average blended interest rate, which reflects CAE’s higher credit rating.

Civil segments

Training & Services/Civil (TS/C)

First quarter revenue in the TS/C segment increased 4% over the same period last year. The increase is mainly explained by the deployment of additional RSEUs to our network, higher revenue generated in emerging markets, and the integration of a full quarter of results from Sabena Flight Academy and Academia Aeronautica de Evora S.A. As well, the weaker Canadian dollar against our main operating currencies helped to offset the market weakness in North America and Europe. Compared to last quarter, revenue decreased 6% mainly from continued weakness in North America as well as unfavorable foreign exchange rates.

Segment operating income was $20.8 million (18.1% of revenue) in the first quarter, compared to $25.1 million (20.7% of revenue) last quarter and $22.0 million (20.0% of revenue) in the first quarter last year. Last quarter we had the benefit of a one-time gain and more favourable foreign exchange. Partially offsetting this difference, we realized a gain this quarter on the disposition of two simulators from our network. Market softness mainly explains the 5% decrease in segment operating income compared to the same quarter last year.

New orders for the quarter totalled $58.7 million, and segment backlog was $906.9 million. The book-to-sales ratio was 0.51x in the quarter and 0.93x for the last 12 months.

CAE First Quarter Report 2010 | 1

Report to Shareholders

Simulation Products/Civil (SP/C)

Revenue in the SP/C segment was $83.1 million during the first quarter, down 39% compared to the same period last year. The decrease results from lower orders this year and the recognition of revenue last year on some simulators that were partially built when sales contracts were signed. Also contributing to the difference is the in-progress production this quarter of a simulator for which revenue has yet to be recorded because it is a sales-type capital lease transaction.

Segment operating income was $16.7 million (20.1% of revenue) in the first quarter, down by 39% over the same period last year and consistent with the decrease in revenue volume.

During the quarter, we received orders for six civil FFSs. SP/C orders for the quarter totalled $90.7 million, and segment backlog was $293.6 million. This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 0.81x.

Military segments

Revenue in the first quarter for our combined Military business was $185.2 million and operating income was $34.8 million, resulting in an operating margin of 18.8%.

Combined new orders this quarter totaled $193.5 million for a book-to-sales ratio of 1.04x. The ratio was 1.50x for the last 12 months.

Simulation Products/Military (SP/M)

Revenue in the SP/M segment was $118.5 million in the first quarter, up by 34% year over year. The increase results mainly from new contracts signed during the last twelve months, favorable foreign exchange rates, and the integration into our results of Bell Aliant’s former Defence, Security and Aerospace (DSA) business unit.

Segment operating income this quarter was $22.2 million (18.7% of revenue), up 63% year over year. Our increased profitability is the result of higher business volume, and consistent with the higher activity, greater utilization of funds from our research and development cost-sharing programs.

New orders for the quarter totalled $129.3 million and segment backlog reached $1,072.5 million at the end of the quarter. This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 1.27x.

Training & Services /Military (TS/M)

Revenue in the TS/M segment was $66.7 million for the first quarter, up by 17% year over year as a result of higher helicopter training revenue, strong Professional Services performance, and our annual labour rate adjustment related to certain contracts. We also had the benefit of a one-time receipt on a contract amendment and favourable foreign exchange rates.

Consistent with the above, segment operating income was $12.6 million this quarter, up 31% from the same period last year.

New orders this quarter totalled $64.2 million and segment backlog reached $1,005.2 million at the end of the quarter. The book-to-sales ratio was 0.96x for the quarter and 1.98x for the last 12 months.

Cash flow and financial position

CAE’s free cash flow was negative $29.7 million at the end of the first quarter, down $64.1 million from last quarter and up $12.9 million year over year. Free cash flow is usually negative in the first quarter. The decrease from last quarter was mainly due to a decrease of $28.8 million in cash provided by continuing operating activities – mainly because of our restructuring charge – and an increased investment in non-cash working capital of $62.9 million. This was partially offset by a $19.4 million reduction in maintenance capital expenditures, as we bought back a leased simulator last quarter and not this quarter, and $7.6 million we received from the disposal of property, plant and equipment.

The cash flow increase year over year results mainly from a $31.1 million lower investment in non-cash working capital and the proceeds from the disposal of property, plant and equipment noted above. This was partially offset by a decrease of $22.4 million in cash provided by continuing operating activities, which includes the restructuring charge.

Growth capital expenditures of $23.7 million this quarter were in support of prior commitments. We are continuing to expand selectively our training network to address additional market share and in response to training demands in new markets. Maintenance capital expenditures were $8.3 million this quarter.

Net debt was $340.7 million at June 30, 2009, up $55.6 million from last quarter mainly from lower cash before proceeds and repayment of long-term debt. This was partially offset by the appreciation of the Canadian dollar against our foreign-denominated debt.

CAE will pay a dividend of $0.03 per share on September 30, 2009 to shareholders of record at the close of business on September 15, 2009.

2 | CAE First Quarter Report 2010

Report to Shareholders

Additional consolidated financial results

Restructuring

A restructuring charge of $27.2 million mainly for severance and other costs, including pension expenses, was included in our first quarter net earnings. We indicated last quarter that we expected the total cost of restructuring to be approximately $34 million and we now expect to incur a total charge of approximately $32 million. We expect cost reductions and one-time cost savings measures this year to offset the cost of the restructuring. Thereafter, we continue to expect $15 million of annual recurring savings from this initiative.

Orders and backlog

Our consolidated backlog was $3.278 billion at the end of the quarter, compared to $3.182 billion last quarter. New orders of $342.9 million were added to backlog, offset by $383.0 million in revenue generated from backlog. As well, our backlog increased by $136.5 million mainly from the inclusion of the backlog of the DSA business acquired from Bell Aliant. This increase was partially offset by the net impact of the appreciation of the Canadian dollar against the U.S. dollar and the euro and the depreciation of the Canadian dollar against the British pound.

Income taxes

Income taxes were $11.3 million this quarter, representing an effective tax rate of 29%. We expect the average tax rate for the year to be 30%.

CAE First Quarter Report 2010 | 3

Management’s Discussion and Analysis

Management’s Discussion and Analysis

for the three months ended June 30, 2009

1. HIGHLIGHTS FINANCIAL Lower revenue over last quarter and year over year

  Consolidated revenue was $383.0 million this quarter, $55.8 million or 13% lower than last quarter and $9.1 million or 2% lower than the same quarter last year.

Lower earnings and diluted earnings per share from continuing operations over last quarter and year over year

  Earnings from continuing operations were $27.2 million (or $0.11 per share) this quarter, compared to $52.7 million (or $0.21 per share) last quarter, representing a decrease of $25.5 million or 48%, and compared to $48.2 million (or $0.19 per share) in the first quarter of last year, representing a decrease of $21.0 million or 44%;

  The decrease over last quarter and year over year was primarily due to a $27.2 million restructuring charge recorded this quarter. Excluding the restructuring charge, earnings from continuing operations were $46.1 million (or $0.18 per share).

Free cash flow[1] at negative $29.7 million

  Net cash provided by continuing operations was a negative $19.9 million this quarter, compared to a positive $71.8 million last quarter and a negative $28.6 million in the first quarter of last year;

  Maintenance capital expenditures2 and other assets were $9.8 million this quarter, compared to $29.8 million last quarter and $6.9 million in the first quarter of last year;

  The proceeds from the disposal of property, plant and equipment amounted to $7.6 million this quarter;

  Cash dividends were $7.6 million this quarter, compared to $7.6 million last quarter and $7.1 million in the first quarter of last year.

Capital employed3 increased by $42.2 million or 3% this quarter over last quarter

  Non-cash working capital4 increased by $79.6 million this quarter, ending at positive $19.2 million;

  Property, plant and equipment decreased by $35.8 million;

  Net debt5 ended at $340.7 million this quarter compared to $285.1 million last quarter.

ORDERS[6]

  The book-to-sales ratio for the quarter was 0.90x (combined civil was 0.76x and combined military was 1.04x). The ratio for the last 12 months was 1.17x (combined civil was 0.87x and combined military was 1.50x);

  Total order intake was $342.9 million, compared to $738.1 million last quarter and $356.9 million in the first quarter of last year;

  Total backlog was $3,278.2 million as at June 30, 2009.

Civil segments

  Training & Services/Civil obtained contracts expected at $58.7 million;

  Simulation Products/Civil won $90.7 million of orders, including six full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won $129.3 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $64.2 million.

OTHER

  Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Since adopting the new standard, we expense our pre-operating costs as they are incurred. We have retroactively restated comparative prior period information. You will find more details in Change in accounting standards;

  On May 1, 2009, we closed the acquisition of Bell Aliant’s Defence, Security and Aerospace (DSA) business unit;

  On May 14, 2009, we introduced actions required to size our company to current and expected market conditions. The actions will be concentrated in two phases. The plan includes a workforce reduction of approximately 700 employees. You will find more details in Restructuring;

  On June 8, 2009, we announced that we issued senior notes for $15.0 million and US$105.0 million by way of a private placement;

  On June 21, 2009, we, in collaboration with the Québec government, announced an investment of up to $274 million in a new research and development (R&D) program extending up to seven years to leverage our modelling, simulation and training services expertise into the promising sectors of healthcare, heavy equipment, mining and energy.

  Non-GAAP measure (see Section 7.1).

  Non-GAAP measure (see Section 7.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 5.3).

  | CAE First Quarter Report 2010

Management’s Discussion and Analysis

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2010 mean the fiscal year ending March 31, 2010;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2009;

  Dollar amounts are in Canadian dollars.

This report was prepared as of August 12, 2009, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the first quarter ended June 30, 2009. We have written it to help you understand our business, performance and financial condition for the first quarter of fiscal 2010. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated financial statements for the quarter ended June 30, 2009, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2009. The MD&A section of our 2009 annual report also contains more information about:

  Our vision;

  Our strategy and value proposition;

  Our capability to execute strategy and deliver results;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2009 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE First Quarter Report 2010 | 5

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation tools and equipment and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations. We also operate a global network of training centres serving pilots, and in some instances, cabin crew and maintenance staff.

Our main products are full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 6,500 people at more than 90 sites and training locations in 20 countries. More than 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;

  New York Stock Exchange, under the symbol CAE (previously CGT).

3.2 Our vision

Our vision is for CAE to be synonymous with safety, readiness and efficiency. We intend to be the partner of choice for industries operating in complex and mission-critical environments, by providing the most innovative modelling and simulation-based product and service solutions to reduce risk, lower costs and help solve challenging problems. We aspire to be the most geographically diverse, most customer-focused and most dependable company of our kind.

3.3 Our operations

We serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres, pilot provisioning and flight training organizations;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. CAE has the broadest global network of training centres and we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines and business aviation. We offer a full range of services, including training centre management, pilot training, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. As well, we are offering airlines a long-term solution to pilot recruitment with our pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have more than 140 FFSs in operation and we provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (FTOs) and third-party locations. We continue to selectively increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position, increase our market share, and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models and, more recently, the Boeing 747-8 and 787, Airbus A380, Bombardier CSeries and Global Express, Embraer Phenom 100/300 and Dassault Falcon 7X. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

6 | CAE First Quarter Report 2010

Management’s Discussion and Analysis

Market trends and outlook

Demand for commercial air transportation has decreased over the past year in light of the global economic recession. Air carriers continue to adjust in the current period by reducing flight capacity – most notably in North America and to a lesser, but still significant extent, in Europe. So far, these conditions have resulted in a moderate decrease in the global active fleet of commercial aircraft, which is one of the key drivers for our training business. As well, we have seen a higher proportion of existing business jets put up for sale, which competes with the supply of new aircraft.

A portion of our training services’ revenue comes from recurrent training that is essential to support the existing global in-service aircraft fleet, which totals over 42,000 aircraft. While the recurrent training segment is relatively more stable, capacity reduction from airlines and business jet operators is impacting training demand on some platforms. Specifically, we have seen lower training activity commensurate with airline capacity reductions and some reductions in aircraft deliveries in business aviation, resulting in lower capacity utilization and pricing pressure in general.

More recently, we have seen demand for air travel and air cargo show signs that market conditions may be stabilizing, but at depressed levels. We expect demand for air transportation to resume its long-term growth trajectory when global economic conditions conducive to growth prevail. Despite recent market setbacks, newly revised forecasts from major aircraft OEMs still point to an approximate doubling of the global aircraft fleet over the next two decades. These assumptions continue to support our underlying strategy as a global provider of aviation training services.

In the simulation products segment, we had another strong year in fiscal 2009 with 34 full-flight simulator (FFSs) orders reported so we are working from a backlog that will continue to partially support our revenue this fiscal year. We anticipate that new simulation product orders will be lower as a result of fewer new aircraft sales and consequently, lower future deliveries of aircraft. We anticipate that both aircraft sales and deliveries will decline due to challenging economic conditions in fiscal 2010 and that our total FFS sales will be approximately 20 units this year.

We believe that over the medium-to-long term the aerospace business, and more specifically the training products and services segments, will continue to experience growth. Recognizing this is a dynamic market, we continue to monitor key economic and market factors that could impact our business and potentially change our outlook. Actual and potential reductions in production rates and aircraft order cancellations by the major OEMs are important determinants in the level of demand for certain of our products and solutions.

The impact of the current global economic slowdown is most acute in mature markets like the U.S. and Europe. Current conditions in emerging markets have slowed materially as well from their previous robust pace. However, on a percentage basis, economic growth in these regions continues to outpace the typical growth rate in mature markets.

Notwithstanding current economic conditions, the following trends support our medium-to-long-term view for the civil market:

  Aircraft backlogs;

  New and more fuel-efficient aircraft platforms;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Expected long-term growth in air travel;

  Long-term demand for trained crew members.

The recent decreases in global passenger traffic, decreases in airline capacity and higher inventories of used aircraft for sale all need to be followed for any potential longer-term implications.

Aircraft backlogs

In calendar 2008, Boeing received a total of 662 net orders (firm orders, less cancellations) for new aircraft and Airbus received a total of 777 orders. For the first half of calendar 2009, net orders for Airbus and Boeing were 68 and 1, respectively. While the pace of order activity has slowed dramatically in calendar 2009, and with media reports of aircraft delivery deferrals by a number of airlines, Boeing and Airbus are still working through record backlog levels and this is expected to help generate opportunities for our full portfolio of training products and services. These two OEMs have also announced customer financing programs. In the short term, the difficulties in the credit markets could materially impact aircraft deliveries.

In the business jet segment, aircraft order deferrals and cancellations have led a number of business aircraft manufacturers to lower their production rates.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms, which will drive worldwide demand for simulators and training services. The Boeing 747-8 and 787, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, during the first quarter of fiscal 2010, we signed contracts with Bombardier to use our modelling and simulation expertise to support the design, development and validation of the new CSeries aircraft, and we will also develop the prototype CSeries full-flight simulator. We also have a joint venture with Embraer that is beginning to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

CAE First Quarter Report 2010 | 7

Management’s Discussion and Analysis

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs and training centres. Furthermore, we have been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series FFS and CAE True™ Environment for more realistic air traffic control environment simulation.

Expected long-term growth in air travel

While passenger traffic growth slowed in calendar 2008 and has declined by approximately another 8% in the first half of calendar 2009, we anticipate that passenger traffic will ultimately resume growth in the long term. There have been signs in recent months that passenger traffic as well as cargo traffic has been stabilizing, albeit at the aforementioned depressed levels. Currently, air transport is in a highly dynamic period with challenges such as a slowing world economy and challenging credit market. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In emerging markets like India and China, long-term air traffic growth is expected to outpace the developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, for whom we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which is expected to be adopted in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. MPL is expected to be adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots, trained in the most efficient and effective manner.

MILITARY MARKET

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators; we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis and operational decision-making; and, we have a software business called Presagis, which develops and sells commercial-off-the-shelf modelling and simulation software solutions to mid-tier markets.

Our strategy in the defence market has been to globalize and diversify our military business. We have diversified our interests across a broad range of national markets and related defence budgets to have a more resilient and predictable stream of military business. We are a leading supplier of simulation and training solutions and have a significant local presence in seven countries. Through the successful execution of our strategy, we see tangible positive results from our efforts. In fiscal 2009, we achieved a record military order intake in excess of $1 billion. For the same period, excluding a $329 million Canadian contract award, the average value of our top 25 orders was $16.3 million. The strong and diverse base of business that we have developed, combined with the encouraging trends that we see in the global defence market, specifically related to our modelling and simulation niche, give us confidence that we can continue to grow for the foreseeable future.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We compete in these markets not as a foreign company, but as a multi-domestic with local operations and domestic social relevance. We believe this is an important distinction for CAE that is made possible by our regional structure. In recent years, we have developed well-established global operating processes which allow us to place a high level of decision-making autonomy within the regions. This results in greater efficiency and stronger customer relationships.

8 | CAE First Quarter Report 2010

Management’s Discussion and Analysis

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to nearly 50 military operators in approximately 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global military forces. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modelling and simulation-based professional services.

Market trends and outlook

We are well positioned on a range of military platforms involving transport aircraft, aerial refuelling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, A330 Multi-Role Tanker/Transport, NH90 helicopter, M346 and Hawk lead-in fighter trainers, H-60 helicopter variants, and other aircraft that form part of the backbone of defence forces globally. Our positive outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. Our focus in these specific market segments is an important distinction for us as a defence contractor as we believe they are vital to the maintenance of a defence force’s operational capability and readiness. We believe that we have minimal exposure to platform types that may be viewed as more discretionary by the defence establishment and therefore more susceptible to defence spending constraints.

We anticipate ongoing rationalization of defence budgets globally and for overall spending to remain stable in some markets or modestly decrease in others such as the U.S., which is the world’s largest defence market. We believe, however, that defence spending in the areas involving our products and services will increase as a result of:

  The explicit desire of governments and defence forces to increase the use of modelling and simulation;

  Growing demand for our specialized modelling and simulation-based products and services;

  The high cost of operating live assets for training which leads to more use of simulation;

  The current nature of warfare which requires joint forces training and mission rehearsal.

We expect that approximately 10,000 new military aircraft will be deployed into global military fleets over the next five years and this will generate demand for approximately 300 full-mission simulators. While we do not today address all platforms and all markets, we are able to serve a good portion of this expected demand.

The explicit desire of governments and defence forces to increase the use of modelling and simulation

Also helping to drive our military business is the explicit desire of governments and defence forces to increase the use of modelling and simulation for analysis, training, and operational decision-making. Unlike commercial aerospace where the use of simulation is widely proliferated, the use of simulation in defence has to date been more limited. For example, the Australian government recently issued a Defence White Paper specifically calling for increased use of modelling and simulation to relieve bottlenecks in training. This echoes the sentiments expressed by other militaries globally, especially by the U.S. defence community. Simulation offers a number of advantages that address an ever-increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modelling and simulation is considerable. The U.S. Air Force estimates that live training is approximately 10 times more costly than simulation-based training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to the greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modelling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is delivering the NH90 helicopter, EADS CASA is aggressively marketing the A330 MRTT and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the venerable C-130 aircraft and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

CAE First Quarter Report 2010 | 9

Management’s Discussion and Analysis Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. For example, we are part of a consortium that has begun offering NH90 training to Germany and other militaries in 2009. In the United States, there are several major Aircrew Training System contracts up for re-compete over the next two to three years.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems.

The high cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The high-operational tempo stemming from ongoing global conflicts has meant that assets are being depreciated faster than originally planned. Unlike the commercial aerospace sector, where simulation-based training is already widely proliferated, there remains significant room for the adoption of simulation within the defence sector. In addition, we are seeing an increased use of simulation throughout the defence system’s lifecycle, from analysis to training and operations.

The current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past two years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Database (CDB). The CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

HEALTHCARE MARKET

The simulation-based aviation training model is becoming universally recognized as one of the effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of the healthcare industry. We estimate that the total global market for simulation-based healthcare training will be in excess of $1.5 billion by 2012. Currently, our healthcare services range from providing simulation-based training solutions to managing simulation-based training centres.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase
	2009	2009	(decrease)
U.S. dollar (US$ or USD)	1.16	1.26	(8%)
Euro (€)	1.63	1.67	(2%)
British pound (£ or GBP)	1.91	1.80	6%

10 | CAE First Quarter Report 2010

			Management’s Discussion and Analysis
We used the average foreign exchange rates below to value our revenues and expenses:

	June 30	March 31	Increase	June 30	Increase
	2009	2009	(decrease)	2008	(decrease)
U.S. dollar (US$ or USD)	1.17	1.25	(6%)	1.01	16%
Euro (€)	1.59	1.62	(2%)	1.58	1%
British pound (£ or GBP)	1.81	1.79	1%	1.99	(9%)

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the statement of earnings and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in difference currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 97% of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure than can affect the statement of earnings.
  We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

5. CONSOLIDATED RESULTS

All comparative prior period information has been retroactively restated for a recent change in accounting standards, which affected our accounting treatment for pre-operating costs. You will find more details in Change in accounting standards.

5.1 Results of our operations – first quarter of fiscal 2010
Summary of consolidated results
(amounts in millions, except per share amounts)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$383.0	438.8	424.6	406.7	392.1
Total segment operating income		$72.3	79.6	77.6	76.0	72.6
Restructuring charge		$(27.2)	–	–	–	–
Earnings before interest and income taxes (EBIT)		$45.1	79.6	77.6	76.0	72.6
As a % of revenue	%	11.8	18.1	18.3	18.7	18.5
Interest expense, net		$6.6	5.1	5.6	5.2	4.3
Earnings from continuing operations (before taxes)		$38.5	74.5	72.0	70.8	68.3
Income tax expense		$11.3	21.8	19.9	21.6	20.1
Earnings from continuing operations		$27.2	52.7	52.1	49.2	48.2
Results from discontinued operations		$ –	–	–	(0.2)	(0.9)
Net earnings		$27.2	52.7	52.1	49.0	47.3
Basic and diluted EPS from continuing operations		$0.11	0.21	0.20	0.19	0.19
Basic and diluted EPS		$0.11	0.21	0.20	0.19	0.19

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

CAE First Quarter Report 2010 | 11

Management’s Discussion and Analysis

Revenue was 13% lower than last quarter and 2% lower year over year

Revenue was $55.8 million lower than last quarter mainly because:

  SP/M’s revenue decreased by $25.1 million, or 17%, mainly due to a lower level of activity this quarter, in comparison to last quarter. The lower level of activity, combined with a negative effect from the stronger Canadian dollar against the U.S. dollar and the euro, was partially offset by the integration into our results of what was formerly Bell Aliant’s Defence, Security and Aerospace (DSA) business unit;

  SP/C’s revenue decreased by $24.2 million, or 23%, mainly due to lower production levels resulting from a decline in order intake. The decrease was partially offset by more revenue recorded for simulators that were partially manufactured and for which we signed sales contracts during the quarter;

  TS/C’s revenue decreased by $6.7 million, or 6%, mainly due to market softness in North America and a negative effect from the stronger Canadian dollar against the U.S. dollar. The decrease was partially offset by higher revenue generated in the emerging markets and the contribution of additional RSEUs to our network;

  Revenue for TS/M remained stable when compared to last quarter. Higher training revenue from two helicopter training centres and an increase resulting from annual labour rate adjustments related to military contracts were offset by less professional services revenue in the U.S., lower revenue on a maintenance program in Europe and a negative effect from the stronger Canadian dollar against the U.S. dollar and the euro.

Revenue was $9.1 million lower than the same period last year largely because:

  SP/C’s revenue decreased by $53.5 million, or 39%, primarily due to lower production levels resulting from a decline in order intake and the in-progress production of a simulator which was determined to be a sales-type capital lease and for which no revenue has yet been recorded. Additionally, more revenue was recorded in the first quarter of fiscal 2009 for simulators that were partially manufactured and for which we signed sales contracts during that quarter;

  SP/M’s revenue increased by $30.1 million, or 34%. The increase was mainly due to new contracts signed during the last twelve months, a positive effect from the depreciation of the Canadian dollar against the U.S. dollar, and the integration into our results of DSA;

  TS/M’s revenue increased by $9.8 million, or 17%, mainly due to an increase in revenue from the two helicopter training centres, a strong level of activity in our Professional Services business, the annual labour rate adjustments related to military contracts and a receipt resulting from a contract amendment. Additionally, the depreciation of the Canadian dollar against the U.S. dollar favourably impacted the results. The increase was partially offset by less training services revenue in the U.S.;

  TS/C’s revenue increased by $4.5 million, or 4%, mainly due to the weaker Canadian dollar against the U.S. dollar, the integration of a full quarter of results from Sabena Flight Academy and Academia Aeronautica de Evora S.A., the contribution of additional RSEUs to our network and an increase in revenue generated in the emerging markets. The increase was partially offset by market softness in North America and, to a lesser extent, in Europe.

You will find more details in Results by segment.

EBIT7 was $34.5 million lower than last quarter and $27.5 million lower year over year mainly due to the restructuring charge

EBIT for this quarter was $45.1 million, or 11.8% of revenue, and included a restructuring charge of $27.2 million for the period. Mainly as a result of the restructuring charge, EBIT was down by $34.5 million or 43%, compared to last quarter, and down $27.5 million or 38% year over year.

Compared to last quarter, total segment operating income8 decreased by $7.3 million, or 9%. Decreased segment operating income of $4.6 million, $4.3 million and $1.8 million from SP/M, TS/C and SP/C respectively, was partially offset by an increase of $3.4 million from the TS/M segment.

Year-over-year total segment operating income remained stable. An increase of $8.6 million for the SP/M segment and $3.0 million for the TS/M segment was offset by lower segment operating income of $10.7 million and $1.2 million for SP/C and TS/C respectively.

You will find more details in Restructuring and Results by segment.

Net interest expense was $1.5 million higher than last quarter and $2.3 million higher year over year

Net interest expense was higher than last quarter and year over year mainly because of higher interest expense on long-term debt resulting from the net increase of senior notes for $67.3 million ($15.0 million and US$45.0 million) by way of a private placement in the first quarter of fiscal 2010 and higher utilization of the revolving credit facility, as well as higher other interest expense.

7 Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

8 Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations.

12 | CAE First Quarter Report 2010

Management’s Discussion and Analysis

Effective income tax rate is 29% this quarter

Income taxes this quarter were $11.3 million, representing an effective tax rate of 29%, compared to 29% last quarter and 29% for the first quarter of fiscal 2009. The effective tax rates for last quarter and the first quarter of fiscal 2009 have been restated to reflect the change in accounting treatment for pre-operating costs.

We expect the effective income tax rate for fiscal 2010 to be approximately 30%.

Results from discontinued operations

There were no adjustments related to discontinued operations this quarter.

5.2 Restructuring

On May 14, 2009, we introduced actions required to size our company to current and expected market conditions. The actions will be concentrated in two phases. The plan includes a workforce reduction of approximately 700 employees of which 600 are in Montreal, Québec and 100 in other locations worldwide. These actions will be carried out over this fiscal year: 380 layoffs were completed during this quarter and the remainder will be in the fall of 2009. A restructuring charge of $27.2 million, consisting mainly of severance and other related costs, including the associated pension expense, was included in the net earnings of the first quarter of fiscal 2010. The total amount to be incurred is expected to be approximately $32 million.

The following summarizes the restructuring costs for the period ended June 30, 2009:
	Employee
	Termination	Other
(amounts in millions)	Costs	Costs	Total
Provision as at March 31, 2009	$ –	$ –	$ –
Expenses recorded during the period	20.8	6.4	27.2
Payments made	(6.5)	(3.4)	(9.9)
Foreign exchange	0.2	–	0.2
Provision as at June 30, 2009	$14.5	$3.0	$17.5

5.3 Consolidated orders and backlog[9]

Our consolidated backlog was $3,278.2 million at the end of this quarter. New orders of $342.9 million were added to the backlog this quarter, offset by $383.0 million in revenue generated from backlog. The backlog also experienced an increase of $136.5 million, mainly caused by the inclusion of the backlog of the DSA business acquired from Bell Aliant. This increase was partially offset by the net impact of the appreciation of the Canadian dollar against the U.S. dollar and the euro and the depreciation of the Canadian dollar against the British pound.

Backlog up by 3% over last quarter
Three months ended
(amounts in millions)	June 30, 2009
Backlog, beginning of period	$3,181.8
+ orders	342.9
- revenue	(383.0)
+ / - adjustments	136.5
Backlog, end of period	$3,278.2

The book-to-sales ratio for the quarter was 0.90x. The ratio for the last 12 months was 1.17x.

You will find more details in Results by segment.

9 Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.
  The book-to-sales ratio is the total orders divided by total revenue in the period.

CAE First Quarter Report 2010 | 13

Management’s Discussion and Analysis 6. RESULTS BY SEGMENT We manage our business and report our results in four segments: Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS
Segment operating income
(amounts in millions, except operating margins)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Civil segments
Training & Services/Civil		$20.8	25.1	20.4	19.5	22.0
	%	18.1	20.7	16.9	18.1	20.0
Simulation Products/Civil		$16.7	18.5	22.8	23.4	27.4
	%	20.1	17.2	19.1	20.5	20.1
Military segments
Simulation Products/Military		$22.2	26.8	25.7	21.6	13.6
	%	18.7	18.7	20.5	17.1	15.4
Training & Services/Military		$12.6	9.2	8.7	11.5	9.6
	%	18.9	13.8	14.8	19.7	16.9
Total segment operating income		$72.3	79.6	77.6	76.0	72.6
Restructuring charge		$(27.2)	–	–	–	–
EBIT		$45.1	79.6	77.6	76.0	72.6

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of elements not specifically related to its performance.

Capital employed
(amounts in millions)	Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Civil segments
Training & Services/Civil	$1,093.2	1,151.4	1,074.5	932.2	911.5
Simulation Products/Civil	$25.6	(53.9)	(39.1)	(20.9)	(12.5)
Military segments
Simulation Products/Military	$174.6	148.8	123.8	139.2	106.7
Training & Services/Military	$172.5	162.2	158.5	143.9	147.6
	$1,465.9	1,408.5	1,317.7	1,194.4	1,153.3

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

14 | CAE First Quarter Report 2010

Management’s Discussion and Analysis

6.1 Civil segments TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $58.7 million, including contracts with Air Astana, Wind Rose Aviation Company and Avianca.

Expansion and new initiatives

  We have introduced the CAE Augmented Engineering Environment, which is a modelling and simulation environment that will allow original equipment manufacturers (OEMs) to evaluate, test and validate a range of aircraft models and systems during the development phase of an aircraft;

  We, through our joint venture Embraer CAE Training Services (ECTS), received the European Aviation Safety Agency’s (EASA) certification for Phenom 100 technical training courses;

  We have expanded our portfolio of web-based pilot and technical training courses for business aviation customers through our e-Learning training service;

  We received Inspection Authorization (IA) approval from the Federal Aviation Administration (FAA) for six of our e-Learning maintenance training courses. The e-Learning courses, which are offered to maintenance technicians remotely over the web, include the B737NG engine ground operations, advanced digital principles, human factors, maintenance diagnostic systems (MDS) and reduced vertical separation minimums (RVSM).

Financial results
(amounts in millions, except operating margins, RSEU
and FFSs deployed)		Q1-2010		Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$114.7		121.4	120.9	108.0	110.2
Segment operating income		$20.8		25.1	20.4	19.5	22.0
Operating margins	%	18.1		20.7	16.9	18.1	20.0
Amortization & depreciation		$16.9		16.1	17.8	14.9	13.5
Capital expenditures		$23.7		52.7	39.7	42.3	34.2
Capital employed		$1,093.2		1,151.4	1,074.5	932.2	911.5
Backlog		$906.9		1,006.4	1,036.0	907.6	932.7
RSEU[10]		130		123	118	118	114
FFSs deployed		142	*	141	135	133	132

* Excludes two FFSs that were sold at the end of the quarter.

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue down 6% from last quarter and up 4% year over year

The decrease from last quarter was mainly attributable to the market softness in North America, and a negative effect from the stronger Canadian dollar against the U.S. dollar. The decrease was partially offset by higher revenue generated in the emerging markets and the contribution of additional RSEUs to our network.

The increase year over year was mainly due to the weaker Canadian dollar against the U.S. dollar, the integration of a full quarter of results from Sabena Flight Academy and Academia Aeronautica de Evora S.A., the contribution of additional RSEUs to our network and an increase in revenue generated in the emerging markets. The year-over-year increase was partially offset by market softness in North America and, to a lesser extent, in Europe.

Segment operating income down 17% from last quarter and down 5% year over year

Segment operating income was $20.8 million (18.1% of revenue) this quarter, compared to $25.1 million (20.7% of revenue) last quarter and $22.0 million (20.0% of revenue) in the same period last year.

Segment operating income decreased by $4.3 million, or 17%, from last quarter. The decrease was mainly attributable to the market softness in North America, the realization of a one-time gain resulting from the finalization of a contribution to a venture in the prior quarter and to the stronger Canadian dollar against the U.S. dollar. The decrease was partially offset by the realization of a gain on the disposal of two used FFSs. This last item, net of the unfavourable foreign exchange impact arising on the translation of account balances, had an approximate effect on segment operating income of $4.0 million.

Segment operating income decreased by $1.2 million, or 5%, over the same period last year. The decrease was attributable to market softness, mainly in North America and Europe. The decrease was partially offset by the realization of a gain on the disposal of two used FFSs described above, the weaker Canadian dollar against the U.S. dollar, the contribution of additional RSEUs to our network and the integration of a full quarter of results from Sabena Flight Academy and Academia Aeronautica de Evora S.A.

10 Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

CAE First Quarter Report 2010 | 15

Management’s Discussion and Analysis Capital expenditures at $23.7 million this quarter

Capital expenditures this quarter were in support to prior commitments. We are continuing to selectively expand the training network to address additional market share and in response to training demands for our customers.

Capital employed decreased by $58.2 million over last quarter

The decrease over last quarter was mainly due to the impact of a stronger Canadian dollar against the U.S. dollar as well as the reduction of the non-cash working capital level over last quarter.

Backlog was at $906.9 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2009
Backlog, beginning of period	$1,006.4
+ orders	58.7
- revenue	(114.7)
+ / - adjustments (mainly FX)	(43.5)
Backlog, end of period	$906.9

This quarter’s book-to-sales ratio was 0.51x. The ratio for the last 12 months was 0.93x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following six FFSs this quarter:

  One CAE 5000 Series Beech King Air B200 FFS to Lufttransport AS;

  Two FFS for the CSeries aircraft to Bombardier (one engineering development simulator and one prototype);

  One CAE 7000 Series A330/A340 convertible FFS and two CAE 5000 Series A320 FFSs to Bahrain Mumtalakat Holding Company.

Financial results
(amounts in millions, except operating margins)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$83.1	107.3	119.3	114.3	136.6
Segment operating income		$16.7	18.5	22.8	23.4	27.4
Operating margins	%	20.1	17.2	19.1	20.5	20.1
Amortization & depreciation		$1.5	2.1	1.6	1.6	1.5
Capital expenditures		$1.3	1.7	1.9	1.4	0.6
Capital employed		$25.6	(53.9)	(39.1)	(20.9)	(12.5)
Backlog		$293.6	288.2	359.5	343.4	373.2

Revenue down 23% from last quarter and down 39% year over year

The decrease from last quarter was mainly due to lower production levels resulting from a decline in order intake. The decrease in revenue was partially offset by more revenue recorded for simulators that were partially manufactured and for which we signed sales contracts during the quarter.

The decrease year over year was mainly due to lower production levels resulting from a decline in order intake and the in-progress production of a simulator which was determined to be a sales-type capital lease and for which no revenue has yet been recorded. Additionally, more revenue was recorded in the first quarter of fiscal 2009 for simulators that were partially manufactured and for which we signed sales contracts during that quarter.

Segment operating income down 10% from last quarter and down 39% year over year

Segment operating income was $16.7 million (20.1% of revenue) this quarter, compared to $18.5 million (17.2% of revenue) in the last quarter and $27.4 million (20.1% of revenue) in the same period last year.

The decrease from last quarter was largely due to lower volume and a reduction of the utilization of funds from our research and development cost-sharing programs, partially offset by favourable hedging rates on contracts awarded this quarter. Additionally, last quarter’s operating income was negatively impacted by the unwinding of a hedging instrument following the termination of a contract with a customer.

The decrease year over year was primarily due to lower volume.

Capital employed increased by $79.5 million over last quarter

Capital employed increased over last quarter due to an increase in non-cash working capital accounts, which resulted primarily from a decrease in accounts payable and accrued liabilities and an increase in the value of foreign exchange contracts.

16 | CAE First Quarter Report 2010

Management’s Discussion and Analysis

Backlog up by 2% over last quarter
Three months ended
(amounts in millions)	June 30, 2009
Backlog, beginning of period	$288.2
+ orders	90.7
- revenue	(83.1)
+ / - adjustments (mainly FX)	(2.2)
Backlog, end of period	$293.6

This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 0.81x.

6.2 Military segments

SIMULATION PRODUCTS/MILITARY SP/M was awarded $129.3 million in orders this quarter, including:

  One HC/MC-130J full-mission simulator (FMS) for the U.S. Air Force Special Operations Command;

  One C-130H FMS, avionics part-task trainer, computer-based training and instructional courseware, brief/debrief stations and a training management information system to an undisclosed customer;

  Major upgrades on two CH-47 FMS used by the U.K. Royal Air Force;

  Major upgrades on two MH-60S operational flight trainers used by the U.S. Navy.

Financial results
(amounts in millions, except operating margins)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$118.5	143.6	125.5	126.0	88.4
Segment operating income		$22.2	26.8	25.7	21.6	13.6
Operating margins	%	18.7	18.7	20.5	17.1	15.4
Amortization & depreciation		$2.6	3.8	2.7	2.3	2.6
Capital expenditures		$1.5	2.0	2.2	1.1	1.2
Capital employed		$174.6	148.8	123.8	139.2	106.7
Backlog		$1,072.5	893.0	714.0	705.6	752.6

Revenue down by 17% compared to last quarter and up by 34% year over year

The decrease over last quarter was mainly due to a lower level of activity this quarter, when compared to last quarter, where there was a higher level of activity on certain programs that met some critical milestones. The lower level of activity, combined with a negative effect from the stronger Canadian dollar against the U.S. dollar and the euro was partially offset by the integration into our results of Bell Aliant’s former DSA business unit.

The year-over-year increase was mainly due to new contracts signed during the last twelve months, a positive effect from the depreciation of the Canadian dollar against the U.S. dollar, and the integration into our results of DSA.

Segment operating income down by 17% over last quarter and up by 63% year over year

Segment operating income was $22.2 million (18.7% of revenue) this quarter, compared to $26.8 million (18.7% of revenue) last quarter and $13.6 million (15.4% of revenue) in the same period last year.

The decrease over last quarter is mainly due to the decreased volume, as explained above, combined with a negative effect from the stronger Canadian dollar against the U.S. dollar and the euro.

The year-over-year increase mainly stems from the increased volume, also explained above, combined with a higher utilization of funds from our research and development cost-sharing programs.

Capital employed increased by $25.8 million over last quarter

The increase over last quarter was mainly due to the acquisition of DSA and an increase in our non-cash working capital accounts.

Backlog up by 20% over last quarter
Three months ended
(amounts in millions)	June 30, 2009
Backlog, beginning of period	$893.0
+ orders	129.3
- revenue	(118.5)
+ / - adjustments (mainly the inclusion of DSA’s backlog)	168.7
Backlog, end of period	$1,072.5

This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 1.27x.

CAE First Quarter Report 2010 | 17

Management’s Discussion and Analysis TRAINING & SERVICES/MILITARY TS/M was awarded $64.2 million in orders this quarter, including:

  An amendment to our existing PFI training contract with the United Kingdom Royal Air Force to provide training on two CH-47 Chinook simulators to be upgraded at our U.K. training centre in Benson;

  Increased management and support services for the Australian Defence Forces aerospace simulators;

  A multi-year C-130H pilot training contract to an undisclosed customer.

Financial results
(amounts in millions, except operating margins)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$66.7	66.5	58.9	58.4	56.9
Segment operating income		$12.6	9.2	8.7	11.5	9.6
Operating margins	%	18.9	13.8	14.8	19.7	16.9
Amortization & depreciation		$2.3	2.6	2.1	1.9	1.8
Capital expenditures		$5.5	6.4	8.1	5.8	2.4
Capital employed		$172.5	162.2	158.5	143.9	147.6
Backlog		$1,005.2	994.2	833.3	785.2	789.4

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue stable over last quarter and up by 17% year over year

Revenue slightly increased from last quarter mainly due to higher training revenue from two joint venture helicopter training centres: Rotorsim, jointly owned with AgustaWestland, now in operation in the U.S., and Helicopter Flight Training Services, jointly owned with Eurocopter, Thales and Rheinmetall Defence Electronics, that have recently started training German NH90 pilots. The increase over last quarter is also explained by annual labour rate adjustments related to military contracts. The increase was partially offset by less professional services revenue in the U.S., lower revenue on a maintenance program in Europe and a negative effect from the stronger Canadian dollar against the U.S. dollar and the euro.

The year-over-year increase mainly stems from an increase in revenue from the two helicopter training centres, as mentioned above, a strong level of activity in our Professional Services business, the annual labour rate adjustments related to military contracts and a receipt resulting from a contract amendment. Additionally, the depreciation of the Canadian dollar against the U.S. dollar favourably impacted the results. The year-over-year increase was partially offset by less training services revenue in the U.S.

Segment operating income up by 37% over last quarter and by 31% year over year

Segment operating income was $12.6 million (18.9% of revenue) this quarter, compared to $9.2 million (13.8% of revenue) last quarter and $9.6 million (16.9% of revenue) in the same period last year.

The increase over last quarter was mainly due to increased training revenue at Rotorsim, as explained above, and annual labour rate adjustments related to the military contracts, partially offset by lower revenue on a maintenance program in Europe and a negative foreign exchange impact.

The year-over-year increase was mainly due to higher volume, the annual labour rate adjustments related to the military contracts, an increase in revenue from Rotorsim, as mentioned above, a receipt resulting from a contract amendment and foreign exchange. The impact was partially offset by lower revenue on a maintenance program in Europe.

Capital employed increased by $10.3 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities and an increase in property, plant and equipment.

Backlog stable over last quarter
Three months ended
(amounts in millions)	June 30, 2009
Backlog, beginning of period	$994.2
+ orders	64.2
- revenue	(66.7)
+ / - adjustments (mainly FX)	13.5
Backlog, end of period	$1,005.2

This quarter’s book-to-sales ratio was 0.96x. The ratio for the last 12 months was 1.98x.

Combined military performance

Revenue was $185.2 million this quarter, compared to $210.1 million last quarter and $145.3 million in the same period last year.

Segment operating income was $34.8 million (18.8% of revenue) this quarter, compared to $36.0 million (17.1% of revenue) last quarter and $23.2 million (16.0% of revenue) in the same period last year.

The combined military book-to-sales ratio was 1.04x for the quarter and 1.50x on a trailing 12-month basis.

18 | CAE First Quarter Report 2010

Management’s Discussion and Analysis

7. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

  Consolidated cash movements

For the three-month period ending	June 30	March 31	June 30
(amounts in millions)	2009	2009	2008
Cash provided by continuing operating activities*	$48.1	$76.9	$70.5
Changes in non-cash working capital	(68.0)	(5.1)	(99.1)
Net cash (used in) provided by continuing operations	$(19.9)	$71.8	$(28.6)
Maintenance capital expenditures	(8.3)	(27.7)	(5.5)
Other assets	(1.5)	(2.1)	(1.4)
Proceeds from the sale of property, plant and equipment	7.6	–	–
Cash dividends	(7.6)	(7.6)	(7.1)
Free cash flow[11]	$(29.7)	$34.4	$(42.6)
Growth capital expenditures	(23.7)	(35.1)	(32.9)
Deferred development costs	(3.1)	(3.1)	(1.9)
Other cash movements, net	0.7	(3.4)	7.4
Business acquisitions (net of cash and cash equivalents
acquired)	(17.7)	(2.4)	(38.8)
Effect of foreign exchange rate changes on cash and cash
equivalents	(5.9)	0.9	(2.3)
Net decrease in cash before proceeds and repayment of
long-term debt	$(79.4)	$(8.7)	$(111.1)

* before changes in non-cash working capital

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Free cash flow of negative $29.7 million, down $64.1 million from last quarter and up $12.9 million year over year

The decrease over last quarter was mainly attributable to a decrease in cash provided by continuing operating activities of $28.8 million, mainly due to the restructuring charge, and an increased investment in non-cash working capital of $62.9 million, partially offset by a $19.4 million reduction in maintenance capital expenditures and proceeds from the disposal of property, plant and equipment of $7.6 million this quarter. Maintenance capital expenditures included the buyback of one simulator last quarter, while there were no buybacks this quarter.

The increase year over year was mainly due to a decreased investment in non-cash working capital of $31.1 million and proceeds from the disposal of property, plant and equipment in the current quarter of $7.6 million, partially offset by a decrease of $22.4 million in cash provided by continuing operating activities.

Capital expenditures of $32.0 million this quarter

Growth capital expenditures12 of $23.7 million this quarter were in support of prior commitments. We are continuing to expand selectively our training network to address additional market share and in response to training demands for our customers. Maintenance capital expenditures13 were $8.3 million this quarter.

[11]

Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from the sale of property, plant and equipment. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

[12]	Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
[13]	Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain a current level of economic activity.

CAE First Quarter Report 2010 | 19

Management’s Discussion and Analysis

8.	CONSOLIDATED FINANCIAL POSITION
8.1	Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2009	2009
Use of capital:
Non-cash working capital	$19.2	$(60.4)
Property, plant and equipment, net	1,266.6	1,302.4
Other long-term assets	466.5	463.5
Other long-term liabilities	(227.2)	(222.6)
Total capital employed	$1,525.1	$1,482.9
Source of capital:
Net debt	$340.7	$285.1
Shareholders’ equity	1,184.4	1,197.8
Source of capital	$1,525.1	$1,482.9

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Capital employed14 increased 3% this quarter over last quarter

The increase was mainly the result of higher non-cash working capital and other long-term assets partially offset by lower property, plant and equipment and higher other long-term liabilities.

Our return on capital employed15 (ROCE) was 13.9% (12.8% adjusted for operating leases) this quarter compared to 17.0% (14.9% adjusted for operating leases) for the first quarter of last year.

Non-cash working capital16 increased by $79.6 million this quarter from last quarter

The increase was mainly due to a decrease in accounts payable and accrued liabilities.

Net property, plant and equipment down $35.8 million this quarter over last quarter

The decrease was mainly caused by foreign exchange variations of $47.5 million and depreciation of $19.3 million, offset by capital expenditures of $32.0 million.

Net debt17 increased by $55.6 million this quarter

The increase of $55.6 million was primarily caused by a net decrease in cash before proceeds and repayments of long-term debt, partially offset by the strengthening of the Canadian dollar against our foreign denominated debt.

14 Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

We add net debt to total shareholders’ equity to understand where our capital is coming from.

15 Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

16 Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

17 Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

20 | CAE First Quarter Report 2010

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions)	June 30, 2009
Net debt, beginning of period	$285.1
Impact of cash movements on net debt
(see table in the cash movements section)	79.4
Business acquisitions and others	(1.9)
Effect of foreign exchange rate changes on long-term debt	(21.9)
Increase in net debt during the period	$55.6
Net debt, end of period	$340.7

In June 2009, pursuant to a private placement, we issued debt of $137.1 million ($15.0 million and US$105.0 million). $15.0 million and $52.3 million (US$45.0 million) mature in June 2016 and bear interest rates of 6.58% and 6.65% respectively. The remaining $69.8 million (US$60.0 million) matures in June 2019 and bears an interest rate of 7.66%. Of the total proceeds, $67.4 million (US$60.0 million) was used to pay maturing notes under the 1997 Note issue, with the balance of proceeds to be used for general corporate purposes.

In managing our liquidity risk, we have access to revolving unsecured term credit facilities of $628.0 million (US$400.0 million and €100.0 million). At June 30, 2009, we had $147.8 million (US$127.1 million and €nil million) outstanding for letters of credit under the credit facility, compared to $116.9 million (US$114.8 million and €nil million) used for letters of credit at June 30, 2008.

We also have an agreement to sell certain of our accounts receivable up to $50 million.

We continue to monitor our cash flows to ensure that we have adequate cash resources to meet our obligations and commitments as they become due. Additionally, despite the tight credit markets and aerospace industry downturn, our ability to refinance maturing debt demonstrates our ability to access the capital markets.

The level of debt versus equity in the capital structure will be maintained at levels appropriate for a given economic cycle and according to our growth strategy relative to the different business segments and therefore adjusted over time to appropriate levels.

Shareholders’ equity decreased by $13.4 million this quarter

The decrease in equity was mainly due to an increase in the accumulated other comprehensive loss of $35.9 million and dividends of $7.6 million, partially offset by net earnings of $27.2 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 255,560,112 common shares issued and outstanding as at June 30, 2009 with total share capital of $433.5 million.

As at July 31, 2009, we had a total of 255,560,111 common shares issued and outstanding.

9. BUSINESS ACQUISITIONS

In May 2009, we acquired Bell Aliant’s DSA business unit, through an asset purchase agreement for a total cost, including acquisition costs, and excluding a working capital adjustment, of $17.7 million payable in cash. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries. The total cost does not include potential additional considerations of $8.5 million that are contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Goodwill recognized for this transaction, which is deductible for tax purposes, amounts to $5.3 million. As well, a customer relationship intangible asset in the amount of $5.4 million has been recognized. This transaction was accounted for under the purchase method and the operating results have been included in our consolidated results since the date of the acquisition. The net assets of this acquisition are included in the Simulation Products/Military and Training & Services/Military segments. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

CAE First Quarter Report 2010 | 21

Management’s Discussion and Analysis 10. CHANGE IN ACCOUNTING STANDARDS

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Intangible assets

Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062,

Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, no longer applies to entities that have adopted Section 3064.

Since adopting the new standard, we expense our pre-operating costs as they are incurred. The impact of adopting this accounting standard, on a retrospective basis to our consolidated statement of earnings for years ended March 31 is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

As at March 31, 2009, the impact of adopting this change to other assets on our consolidated balance sheet was a decrease of $10.4 million. The retained earnings at April 1, 2007, decreased by $8.6 million, net of tax recovery of $3.6 million.

Our treatment regarding R&D costs was not impacted as a result of this change in accounting standard. Upon adoption of Section 3064, we have reclassified our deferred development costs from other assets to intangible assets.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles-based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences.

Reporting under IFRS is required for our interim and annual financial statements beginning on April 1, 2011. We have developed a detailed changeover plan to convert our consolidated financial statements from Canadian GAAP to IFRS. Details regarding the phases, key activities and the status of the plan, as well as some of our preliminary accounting policy decisions are described in Section 10.2 Future changes in accounting standards of our 2009 MD&A dated May 14, 2009. No significant changes to the plan have been made since this date and the plan is progressing as intended.

Every quarter, we will update you on the timing and status of the key elements of our changeover plan.

12.	CONTROLS AND PROCEDURES
12.1	Evaluation of disclosure controls and procedures

In the first quarter ended June 30, 2009, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

22 | CAE First Quarter Report 2010

			Management’s Discussion and Analysis

13. SELECTED QUARTERLY FINANCIAL INFORMATION
(unaudited)						Year to
(amounts in millions, except per share amounts and exchange rates)	Q1		Q2	Q3	Q4	date
Fiscal 2010
Revenue	$383.0		(1)	(1)	(1)	383.0
Earnings from continuing operations	$27.2		(1)	(1)	(1)	27.2
Basic earnings per share from continuing operations	$0.11		(1)	(1)	(1)	0.11
Diluted earnings per share from continuing operations	$0.11		(1)	(1)	(1)	0.11
Net earnings	$27.2		(1)	(1)	(1)	27.2
Basic earnings per share	$0.11		(1)	(1)	(1)	0.11
Diluted earnings per share	$0.11		(1)	(1)	(1)	0.11
Average number of shares outstanding (basic)	255.4		(1)	(1)	(1)	255.4
Average number of shares outstanding (diluted)	255.4	(2)	(1)	(1)	(1)	255.4
Average exchange rate, U.S. dollar to Canadian dollar	1.17		(1)	(1)	(1)	1.17
Fiscal 2009 – Restated(3)						Total
Revenue	$392.1		406.7	424.6	438.8	1,662.2
Earnings from continuing operations	$48.2		49.2	52.1	52.7	202.2
Basic earnings per share from continuing operations	$0.19		0.19	0.20	0.21	0.79
Diluted earnings per share from continuing operations	$0.19		0.19	0.20	0.21	0.79
Net earnings	$47.3		49.0	52.1	52.7	201.1
Basic earnings per share	$0.19		0.19	0.20	0.21	0.79
Diluted earnings per share	$0.19		0.19	0.20	0.21	0.79
Average number of shares outstanding (basic)	254.3		254.9	254.9	254.9	254.8
Average number of shares outstanding (diluted)	255.1		255.4	254.9 (2)	254.9 (2)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	1.01		1.04	1.21	1.25	1.13
Fiscal 2008 – Restated(3)						Total
Revenue	$358.3		353.9	344.8	366.6	1,423.6
Earnings from continuing operations	$38.5		39.2	41.1	44.6	163.4
Basic earnings per share from continuing operations	$0.15		0.15	0.16	0.18	0.64
Diluted earnings per share from continuing operations	$0.15		0.15	0.16	0.17	0.64
Net earnings	$38.5		39.1	40.5	33.2	151.3
Basic earnings per share	$0.15		0.15	0.16	0.13	0.60
Diluted earnings per share	$0.15		0.15	0.16	0.13	0.59
Average number of shares outstanding (basic)	252.4		253.5	253.8	253.9	253.4
Average number of shares outstanding (diluted)	253.8		254.9	254.8	254.9	254.6
Average exchange rate, U.S. dollar to Canadian dollar	1.10		1.04	0.98	1.00	1.03

(1) Not available.

(2) For the three months ended June 30, 2009, March 31, 2009, and December 31, 2008, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

(3) Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

CAE First Quarter Report 2010 | 23

Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)	As at June 30	As at March 31
(amounts in millions of Canadian dollars)	2009	2009
		Restated
		(Note 2)
Assets
Current assets
Cash and cash equivalents	$193.0	$195.2
Accounts receivable (Note 6)	299.9	322.4
Contracts in progress	244.5	215.3
Inventories (Note 7)	125.3	118.9
Prepaid expenses	29.8	31.3
Income taxes recoverable	16.2	11.5
Future income taxes	3.7	5.3
	$912.4	$899.9
Property, plant and equipment, net	1,266.6	1,302.4
Future income taxes	78.5	86.1
Intangible assets	101.3	99.5
Goodwill	156.7	159.1
Other assets	130.0	118.8
	$2,645.5	$2,665.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$471.7	$540.4
Deposits on contracts	203.0	203.8
Current portion of long-term debt (Note 5)	46.2	125.6
Future income taxes	25.5	20.9
	$746.4	$890.7
Long-term debt (Note 5)	487.5	354.7
Deferred gains and other long-term liabilities	193.0	184.9
Future income taxes	34.2	37.7
	$1,461.1	$1,468.0

Shareholders’ equity
Capital stock	$433.5	$430.2
Contributed surplus	9.8	10.1
Retained earnings	824.5	805.0
Accumulated other comprehensive loss	(83.4)	(47.5)
	$1,184.4	$1,197.8
	$2,645.5	$2,665.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

24 | CAE First Quarter Report 2010

	Consolidated Financial Statements

Consolidated Statements of Earnings

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2009	2008
		Restated
		(Note 2)
Revenue	$383.0	$392.1
Earnings before restructuring, interest and income taxes	$72.3	$72.6
Restructuring charge (Note 11)	27.2	–
Earnings before interest and income taxes (Note 12)	$45.1	$72.6
Interest expense, net (Note 5)	6.6	4.3
Earnings before income taxes	$38.5	$68.3
Income tax expense	11.3	20.1
Earnings from continuing operations	$27.2	$48.2
Results of discontinued operations	–	(0.9)
Net earnings	$27.2	$47.3
Basic and diluted earnings per share from continuing operations	$0.11	$0.19
Basic and diluted earnings per share	$0.11	$0.19
Weighted average number of shares outstanding (basic)	255.4	254.3
Weighted average number of shares outstanding (diluted)(1)	255.4	255.1

(1) For the three months ended June 30, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2010 | 25

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
three months ended June 30, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$813.3	$(48.5)	$1,205.1
Adjustment for change in
accounting policy
(Note 2)	–	–	–	(8.3)	1.0	(7.3)
Stock options exercised	401,745	2.1	–	–	–	2.1
Transfer upon exercise of
stock options	–	1.1	(1.1)	–	–	–
Stock dividends	11,924	0.1	–	(0.1)	–	–
Stock-based
compensation	–	–	0.8	–	–	0.8
Net earnings	–	–	–	27.2	–	27.2
Dividends	–	–	–	(7.6)	–	(7.6)
Other comprehensive loss	–	–	–	–	(35.9)	(35.9)
Balances,
end of period	255,560,112	$433.5	$9.8	$824.5	$(83.4)	$1,184.4

The total of Retained earnings and Accumulated other comprehensive loss for the three months ended June 30, 2009 was $741.1 million ($542.7 million as at June 30, 2008).

(Unaudited)
three months ended June 30, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Adjustment for change in
accounting policy
(Note 2)	–	–	–	(10.0)	0.8	(9.2)
Stock options exercised	845,875	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	41,980	0.5	–	(0.5)	–	–
Stock-based
compensation	–	–	1.1	–	–	1.1
Net earnings	–	–	–	47.3	–	47.3
Dividends	–	–	–	(7.1)	–	(7.1)
Other comprehensive loss	–	–	–	–	(9.1)	(9.1)
Balances,
end of period	254,857,691	$428.4	$8.8	$674.2	$(131.5)	$979.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE First Quarter Report 2010

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)		2009	2008
			Restated
			(Note 2)
Net earnings		$27.2	$47.3
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial
statements of self-sustaining foreign operations		$(54.2)	$(12.9)
Net change in (losses) gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations		(1.9)	0.3
Income tax adjustment		1.7	–
		$(54.4)	$(12.6)
Net changes in cash flow hedge
Net change in gains on derivative items designated as
hedges of cash flows		$13.2	$8.1
Reclassifications to income or to the related
non-financial assets or liabilities		13.3	(3.1)
Income tax adjustment		(8.0)	(1.5)
		$18.5	$3.5
Total other comprehensive loss		$(35.9)	$(9.1)
Comprehensive (loss) income		$(8.7)	$38.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at June 30, 2009	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(20.4)	$(28.1)	$(48.5)
Adjustment for change in accounting policy (Note 2)	1.0	–	1.0
Details of other comprehensive loss:
Net change in (losses) gains	(56.1)	13.2	(42.9)
Reclassification to income or to the related
non-financial assets or liabilities	–	13.3	13.3
Income tax adjustment	1.7	(8.0)	(6.3)
Total other comprehensive loss	$(53.4)	$18.5	$(34.9)
Balance in accumulated other comprehensive
loss at end of period	$(73.8)	$(9.6)	$(83.4)

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2010 | 27

Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2009	2008
		Restated
		(Note 2)
Operating activities
Net earnings	$27.2	$47.3
Results of discontinued operations	–	0.9
Earnings from continuing operations	$27.2	$48.2
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	19.3	15.7
Financing cost amortization	0.2	0.2
Amortization and write down of intangible and other assets	4.0	3.7
Future income taxes	7.0	5.8
Investment tax credits	(1.7)	3.4
Stock-based compensation plans	0.8	(4.2)
Employee future benefits – net	(0.7)	0.2
Amortization of other long-term liabilities	(1.8)	(2.6)
Other	(6.2)	0.1
Changes in non-cash working capital (Note 8)	(68.0)	(99.1)
Net cash used in operating activities	$(19.9)	$(28.6)
Investing activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 3)	$(17.7)	$(38.8)
Capital expenditures	(32.0)	(38.4)
Proceeds from disposal of property, plant and equipment	7.6	–
Deferred development costs	(3.1)	(1.9)
Other	(1.5)	(1.4)
Net cash used in investing activities	$(46.7)	$(80.5)
Financing activities
Proceeds from long-term debt, net of transaction costs and debt basis adjustment	$145.2	$8.6
Repayment of long-term debt	(84.9)	(5.5)
Proceeds from capital lease	16.9	–
Dividends paid	(7.6)	(7.1)
Common stock issuance	2.1	8.4
Other	(1.4)	(1.0)
Net cash provided by financing activities	$70.3	$3.4
Effect of foreign exchange rate changes on cash and cash equivalents	$(5.9)	$(2.3)
Net decrease in cash and cash equivalents	$(2.2)	$(108.0)
Cash and cash equivalents at beginning of period	195.2	255.7
Cash and cash equivalents at end of period	$193.0	$147.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE First Quarter Report 2010

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, fair value of certain financial instruments, goodwill and intangibles, based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

Generally accepted accounting principles and financial statement presentation

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA).

These consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2009, except for the adoption of the new accounting standards described in Note 2.

These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2009 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform with the presentation adopted during the current year.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

CAE First Quarter Report 2010 | 29

Notes to the Consolidated Financial Statements

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 4). All significant intercompany accounts and transactions have been eliminated. The investment over which the Company exercises significant influence is accounted for using the equity method and the portfolio investment is accounted at fair value unless there is no readily available market value.

Contracts in progress

Contracts in progress result from applying the percentage-of-completion method to account for revenues for most of the Company’s contracts in progress and consist of materials, direct labour, relevant manufacturing overhead and estimated contract margins.

Effective April 1, 2009, the Company presents contracts in progress as a separate line item on the balance sheet. In prior years, the Company presented contracts in progress as part of inventories, previously named long-term contracts. The change in presentation is to align the financial statements with management’s decision-making process and to provide additional information on the balance sheet based on its significance.

R&D obligation from a government agency

The Company recognizes the Government of Canada’s participation in Project Falcon as an interest-bearing long-term obligation. The measurement of the accounting liability recognized to repay to the lender is discounted using the prevailing market rates of interest for a similar instrument (similar to currency, term, interest rate, guarantees or other factors) with a similar credit rating. The difference between the fair value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or a reduction of capitalized costs.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES Implemented in fiscal 2010

Intangible assets

Effective April 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, no longer applies to entities that have adopted Section 3064.

Since adopting the new standard, the Company expenses its pre-operating costs as they are incurred. The impact of adopting this accounting standard, on a retrospective basis to the Company’s consolidated statement of earnings for years ended March 31 is:

(Unaudited)
(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

As at March 31, 2009, the impact of adopting this change to other assets on the Company’s consolidated balance sheet was a decrease of $10.4 million. The retained earnings at April 1, 2007, decreased by $8.6 million, net of tax recovery of $3.6 million.

The Company’s treatment regarding R&D costs was not impacted as a result of this change in accounting standard. Upon adoption of Section 3064, the Company has reclassified its deferred development costs from other assets to intangible assets.

NOTE 3 – BUSINESS ACQUISITIONS

In May 2009, the Company acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit, through an asset purchase agreement for a total cost, including acquisition costs, and excluding a working capital adjustment, of $17.7 million payable in cash. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries. The total cost does not include potential additional considerations of $8.5 million that are contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Goodwill recognized for this transaction, which is deductible for tax purposes, amounts to $5.3 million. As well, a customer relationship intangible asset in the amount of $5.4 million has been recognized. This transaction was accounted for under the purchase method and the operating results have been included in the consolidated results of the Company since the date of the acquisition. The net assets of this acquisition are included in the Simulation Products/Military and Training & Services/Military segments. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

30 | CAE First Quarter Report 2010

Notes to the Consolidated Financial Statements

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49%, HATSOFF Helicopter Training Private Limited – 50%, National Flying Training Institute Private Limited – 51% (starting fiscal 2009), and CAE Bangalore training centre – 50% (starting fiscal 2009).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2009	2009
		Restated
		(Note 2)
Assets
Current assets	$48.6	$58.4
Property, plant and equipment and other non-current assets	231.5	240.3
Liabilities
Current liabilities	35.8	44.9
Long-term debt (including current portion)	112.4	120.4
Deferred gains and other long-term liabilities	4.3	4.5

(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
		Restated
		(Note 2)
Earnings
Revenue	$21.5	$13.7
Net earnings	4.2	5.2
Segmented operating income
Simulation Products/Military	1.5	1.0
Training and Services/Civil	3.8	4.9
Training and Services/Military	0.1	(0.3)

Cash flows provided by (used in):
Operating activities	$(3.4)	$7.3
Investing activities	(9.4)	(5.2)
Financing activities	(1.0)	8.2

NOTE 5 – DEBT FACILITIES AND INTEREST EXPENSE, NET Long-term debt

Senior notes

In June 2009, the Company issued unsecured senior notes for $15.0 million and US$105.0 million by way of a private placement for an average term of 8.5 years at an average blended interest rate of 7.15% with interest payable semi-annually in June and December. These unsecured senior notes have fixed repayment amounts of $15 million in 2016, US$45 million in 2016 and US$60 million in 2019. The notes were issued to two institutional investors, which were note holders under the Company’s matured unsecured senior notes. Of the total proceeds, US$60 million was used to pay the maturing portion of the senior notes.

CAE First Quarter Report 2010 | 31

Notes to the Consolidated Financial Statements

The Company has designated a portion of these senior notes totalling US$105.0 million as a hedge of self-sustaining foreign operations and is being used to hedge the Company’s exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated portion of its senior notes are recognized in other comprehensive income to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations.

R&D obligation from a government agency

This quarter, the Company obtained an interest-bearing long-term obligation from the Government of Canada for its participation in Project Falcon, an R&D program that will continue over five years, for a maximum amount of $250 million. The amount recognized as at June 30, 2009 was for an aggregate amount of $3.9 million (refer to Note 1). The discounted value of the debt recognized amounted to $1.0 million as at June 30, 2009.

Interest expense, net

Details of interest expense (income) are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Long-term debt interest expense	$7.1	$6.1
Amortization of deferred financing costs and other	0.8	0.8
Interest capitalized	(1.2)	(1.3)
Interest on long-term debt	$6.7	$5.6
Interest income	$(0.6)	$(0.7)
Other interest expense (income), net	0.5	(0.6)
Interest income, net	$(0.1)	$(1.3)
Interest expense, net	$6.6	$4.3

NOTE 6 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated balance sheet net of an allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and of delay in collection when the age of the invoices exceeds the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2009	2009
Past due trade receivables
1-30 days	$41.2	$35.1
31-60 days	16.6	12.0
61-90 days	12.5	13.1
Greater than 90 days	32.9	28.0
Total	$103.2	$88.2
Allowance for doubtful accounts	$(6.9)	$(8.2)
Current trade receivables	77.2	122.9
Accrued receivables	36.7	38.2
Derivative assets	17.8	32.2
Other receivables	71.9	49.1
Total accounts receivable	$299.9	$322.4

32 | CAE First Quarter Report 2010

Notes to the Consolidated Financial Statements

Changes in the allowance for doubtful accounts were as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Allowance for doubtful accounts, beginning of period	$(8.2)	$(7.4)
Additions	(1.2)	(2.9)
Amounts charged off	2.1	1.4
Foreign exchange	0.4	0.1
Allowance for doubtful accounts, end of period	$(6.9)	$(8.8)

NOTE 7 – INVENTORIES
(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2009	2009
Work in progress	$82.3	$79.1
Raw materials, supplies and manufacturing products	43.0	39.8
	$125.3	$118.9

The amount of inventory recognized as cost of sales was as follows:
(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Work in progress	$17.4	$17.6
Raw materials, supplies and manufacturing products	6.8	16.0
	$24.2	$33.6

NOTE 8 – SUPPLEMENTARY CASH FLOWS AND EARNINGS INFORMATION
(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Cash provided by (used in) non-cash working capital:
Accounts receivable	$34.6	$21.5
Contracts in progress	(26.5)	(40.2)
Inventories	(2.7)	2.1
Prepaid expenses	0.9	5.2
Income taxes recoverable	(2.4)	(3.2)
Accounts payable and accrued liabilities	(72.7)	(73.4)
Deposits on contracts	0.8	(11.1)
Changes in non-cash working capital	$(68.0)	$(99.1)
Supplemental cash flow disclosure:
Interest paid	$8.4	$8.8
Income taxes paid (received)	5.2	9.2
Supplemental statements of earnings disclosure:
Foreign exchange gains (losses) on financial instruments
recognized in earnings:
Loans and receivables	$(0.1)	$(1.6)
Financial assets and financial liabilities required to be
classified as held-for-trading	(1.1)	(0.2)
Other financial liabilities	–	2.4
Foreign exchange (loss) gain	$(1.2)	$0.6

CAE First Quarter Report 2010 | 33

Notes to the Consolidated Financial Statements

NOTE 9 – GOVERNMENT ASSISTANCE Project Phoenix and Project Falcon

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate projects Phoenix and Falcon:

(Unaudited)
three months ended June 30
(amounts in millions)	2009
Outstanding contribution receivable, beginning of period	$23.3
Contributions	16.9
Payments received	(6.4)
Outstanding contribution receivable, end of period	$33.8

Aggregate information about programs

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Contributions credited to capitalized costs:
Project Phoenix	$1.5	$2.7
Project Falcon	0.8	–
Contributions credited to income:
Project Phoenix	12.5	8.5
Project Falcon	2.1	–
Total contributions:
Project Phoenix	$14.0	$11.2
Project Falcon	2.9	–
Royalty expenses:
Project Phoenix	$ –	$ –
Previous programs	2.8	2.6

NOTE 10 – EMPLOYEE FUTURE BENEFITS
The total benefit cost for the periods ended June 30 includes the following components:

(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Current service cost	$1.9	$2.2
Interest cost on projected pension obligations	3.8	3.3
Expected return on plan assets	(2.7)	(3.3)
Amortization of net actuarial loss	0.3	0.5
Amortization of past service costs	0.1	0.1
Net pension expense	$3.4	$2.8

34 | CAE First Quarter Report 2010

Notes to the Consolidated Financial Statements

NOTE 11 – RESTRUCTURING CHARGE

On May 14, 2009, the Company introduced actions required to size the Company to current and expected market conditions. The actions will be concentrated in two phases. The plan includes a workforce reduction of approximately 700 employees of which 600 are in Montreal, Québec and 100 in other locations worldwide. These actions will be carried out over this fiscal year: 380 layoffs were completed during this quarter and the remainder will be in the fall of 2009. A restructuring charge of $27.2 million, consisting mainly of severance and other related costs, including the associated pension expense, was included in the net earnings of the first quarter of fiscal 2010. The total amount to be incurred is expected to be approximately $32 million.

The following summarizes the restructuring costs for the period ended June 30, 2009:

	Employee
(Unaudited)	Termination	Other
(amounts in millions)	Costs	Costs	Total
Provision as at March 31, 2009	$–	$–	$–
Expenses recorded during the period	20.8	6.4	27.2
Payments made	(6.5)	(3.4)	(9.9)
Foreign exchange	0.2	–	0.2
Provision as at June 30, 2009	$14.5	$3.0	$17.5

The following table provides the restructuring charge for each reportable segment:
(Unaudited)
three months ended June 30
(amounts in millions)		2009	2008
Simulation Products/Civil		$14.6	$ –
Simulation Products/Military		3.4	–
Training & Services/Civil		8.3	–
Training & Services/Military		0.9	–
		$27.2	$ –

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

CAE First Quarter Report 2010 | 35

Notes to the Consolidated Financial Statements

(Unaudited)	Simulation Products		Training & Services			Total
three months ended June 30
(amounts in millions)	2009	2008	2009	2008	2009	2008
		Restated		Restated		Restated
		(Note 2)		(Note 2)		(Note 2)
Civil
External revenue	$83.1	$136.6	$114.7	$110.2	$197.8	$246.8
Segment operating income	16.7	27.4	20.8	22.0	37.5	49.4
Depreciation and amortization
Property, plant and equipment	1.1	1.1	15.0	11.9	16.1	13.0
Intangible and other assets	0.4	0.4	1.9	1.6	2.3	2.0
Capital expenditures	1.3	0.6	23.7	34.2	25.0	34.8
Military
External revenue	$118.5	$88.4	$66.7	$56.9	$185.2	$145.3
Segment operating income	22.2	13.6	12.6	9.6	34.8	23.2
Depreciation and amortization
Property, plant and equipment	1.5	1.4	1.7	1.3	3.2	2.7
Intangible and other assets	1.1	1.2	0.6	0.5	1.7	1.7
Capital expenditures	1.5	1.2	5.5	2.4	7.0	3.6
Total
External revenue	$201.6	$225.0	$181.4	$167.1	$383.0	$392.1
Segment operating income	38.9	41.0	33.4	31.6	72.3	72.6
Depreciation and amortization
Property, plant and equipment	2.6	2.5	16.7	13.2	19.3	15.7
Intangible and other assets	1.5	1.6	2.5	2.1	4.0	3.7
Capital expenditures	2.8	1.8	29.2	36.6	32.0	38.4

Earnings before interest and income taxes

The following table provides a reconciliation between total Segment Operating Income and earnings before interest and income taxes:

(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Total segment operating income	$72.3	$72.6
Restructuring charge (Note 11)	(27.2)	–
Earnings before interest and income taxes	$45.1	$72.6

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2009	2009
		Restated
		(Note 2)
Simulation Products/Civil	$259.3	$257.3
Simulation Products/Military	429.0	400.1
Training & Services/Civil	1,310.1	1,359.3
Training & Services/Military	279.3	257.7
Total assets employed	$2,277.7	$2,274.4
Assets not included in assets employed	$367.8	$391.4
Total assets	$2,645.5	$2,665.8

36 | CAE First Quarter Report 2010

Notes to the Consolidated Financial Statements

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

(Unaudited)
three months ended June 30
(amounts in millions)	2009	2008
Revenue from external customers
Canada	$31.2	$23.2
United States	117.9	138.8
United Kingdom	43.6	25.2
Germany	39.3	47.3
Netherlands	15.7	17.7
Other European countries	45.4	43.1
China	13.9	17.9
United Arab Emirates	28.2	15.2
Other Asian countries	22.4	29.9
Australia	13.2	19.0
Other countries	12.2	14.8
	$383.0	$392.1

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2009	2009
		Restated
		(Note 2)
Property, plant and equipment, goodwill and intangible assets
Canada	$233.4	$233.1
United States	388.6	422.2
South America	69.5	76.1
United Kingdom	178.5	164.1
Spain	108.8	95.8
Germany	81.5	81.1
Belgium	87.5	91.6
Netherlands	123.6	129.2
Other European countries	42.8	43.7
United Arab Emirates	79.6	85.0
Other Asian countries	117.1	126.3
Other countries	13.7	12.8
	$1,524.6	$1,561.0

CAE First Quarter Report 2010 | 37